UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2020

Commission File Number 001-15170

GlaxoSmithKline plc
(Translation of registrant's name into English)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Issued: 31st July  2020, London, UK and Paris, France
GlaxoSmithKline plc

Sanofi and GSK in advanced discussions with European Union to supply up to 300 million doses of COVID-19 vaccine

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Discussions relate to vaccine candidate using Sanofi's recombinant protein-based technology combined with GSK's pandemic adjuvant system
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Both companies are committed to making their COVID-19 vaccine affordable and available globally

Sanofi and GSK are in advanced discussions with the European Commission (EC) for the supply of up to 300 million doses of a COVID-19 vaccine. The vaccine candidate developed by Sanofi in partnership with GSK, is based on the recombinant protein-based technology used by Sanofi to produce an influenza vaccine, and GSK's established adjuvant technology. The doses would be manufactured in European countries including France, Belgium, Germany and Italy. This marks a key milestone in protecting and serving the European population against COVID-19.

"Today's announcement  helps to ensure that millions of Europeans will have access to a potential vaccine protecting against COVID-19, once proven safe and effective. It has been our steadfast commitment to provide a vaccine that is affordable and accessible to everyone, and we are grateful to the European Commission for their ongoing engagement and shared support of this effort," said Thomas Triomphe, Executive Vice President and Global Head of Sanofi Pasteur. "Together with GSK, we are working relentlessly to develop and produce a vaccine to address this global health crisis."

Roger Connor, President of GSK Vaccines added "GSK is proud to be working in partnership with Sanofi to make this vaccine available as soon as possible in Europe. Both companies have significant R&D and manufacturing capability in Europe and are already working hard to scale up production across our networks.  This announcement from the EC supports our ongoing efforts."

Sanofi is leading the clinical development and registration of the COVID-19 vaccine and expects a Phase 1/ 2 study to start in September, followed by a Phase 3 study by the end of 2020. If data are positive, regulatory approval could be achieved by the first half of 2021. In parallel, Sanofi and GSK are scaling up manufacturing of the antigen and adjuvant to produce up to one billion doses per year overall.

Sanofi and GSK are committed to making the vaccine available globally
Sanofi and GSK recently signed agreements with the United States where they have a longstanding partnership with the Biomedical Advanced Research and Development Authority, and also with the UK Government. The partners  plan to provide a significant portion of total worldwide available supply capacity in 2021/22 to the global initiative "Access to COVID‐19 Tools (ACT) Accelerator," a global collaboration of leaders of governments, global health organizations, businesses and philanthropies to accelerate development, production, and equitable access to COVID-19 tests, treatments, and vaccines.

GSK commitment to tackling COVID-19
GSK is collaborating with companies and research groups across the world working on promising COVID-19 vaccine candidates through the use of our innovative vaccine adjuvant technology. The use of an adjuvant is of particular importance in a pandemic situation since it may reduce the amount of vaccine protein required per dose, allowing more vaccine doses to be produced and therefore contributing to protecting more people.  GSK does not expect to profit from COVID-19 vaccines during the pandemic phase, and will invest any short-term profit in coronavirus related research and long-term pandemic preparedness, either through GSK internal investments or with external partners.

About GSK
GSK is a science-led global healthcare company with a special purpose: to help people do more, feel better, live longer. For further information please visit www.gsk.com/about-us.

About Sanofi
Sanofi is dedicated to supporting people through their health challenges. We are a global biopharmaceutical company focused on human health. We prevent illness with vaccines, provide innovative treatments to fight pain and ease suffering. We stand by the few who suffer from rare diseases and the millions with long-term chronic conditions.

With more than 100,000 people in 100 countries, Sanofi is transforming scientific innovation into healthcare solutions around the globe.

GSK enquiries:
Media enquiries:	Simon Steel	+44 (0) 20 8047 5502	(London)
	Simon Moore	+44 (0) 20 8047 5502	(London)
	Kristen Neese	+1 804 217 8147	(Philadelphia)
	Kathleen Quinn	+1 202 603 5003	(Washington DC)

Analyst/Investor enquiries:	Sarah Elton-Farr	+44 (0) 20 8047 5194	(London)
	Sonya Ghobrial	+44 (0) 7392 784784	(Consumer)
	Danielle Smith	+44 (0) 20 8047 0932	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)
	Frannie DeFranco	+1 215 751 4855	(Philadelphia)

Cautionary statement regarding forward-looking statements
GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described under Item 3.D "Risk Factors" in the company's Annual Report on Form 20-F for 2019 and as set out in GSK's Principal risks and uncertainties" section of the Q2 Results and any impacts of the COVID-19 pandemic.

Registered in England & Wales:
No. 3888792

Registered Office:
980 Great West Road
Brentford, Middlesex
TW8 9GS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GlaxoSmithKline plc
(Registrant)

Date: August 3, 2020

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc